FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

13 August 2026

HSBC HOLDINGS PLC ANNOUNCES RESULTS OF ITS TENDER OFFERS FOR FOUR SERIES OF NOTES

HSBC Holdings plc (the 'Company', 'we' or 'us') today announces the results of its previously announced four separate offers to purchase for cash the outstanding series of notes listed in the table below, which were made upon the terms of, and were subject to the conditions set out in, the offer to purchase dated August 5, 2026, relating to the Notes (the 'Offer to Purchase'), which is available at the following link: https://www.gbsc-usa.com/hsbc/.

We refer to the outstanding notes listed in the table below collectively as the 'Notes' and separately as a 'series' of Notes. We refer to each offer to purchase a series of Notes as an 'Offer', and collectively as the 'Offers'. Capitalized terms used herein but not otherwise defined herein shall have the meaning provided in the Offer to Purchase.

As previously announced, the Company increased (a) the maximum tender amount applicable to the Offers from an aggregate purchase price (excluding Accrued Interest) of up to $5,000,000,000 to an aggregate purchase price (excluding Accrued Interest) of up to $6,750,000,000 (as amended, the 'Maximum Tender Amount') and (b) the maximum aggregate principal amount of May 2028 Notes to be purchased by the Company, from an aggregate principal amount of $750,000,000 to an aggregate principal amount of $1,000,000,000 (as amended, the 'May 2028 Notes Sub-Cap').

The Offers expired at 5:00 p.m. (New York City time) on August 12, 2026 (the 'Expiration Time'). References to '$' are to U.S. dollars.

Acceptance Priority Level	Title of Notes	CUSIP	Maturity Date	Par Redemption Date	Principal Amount Outstanding	Sub-Cap	Principal Amount Tendered	Principal Amount Accepted	Proration Factor(1)	Aggregate Consideration(2)
1	2.013% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the 'September 2028 Notes')	404280CL1	September 22, 2028	September 22, 2027	$2,000,000,000	N/A	$1,518,795,000	$1,518,795,000	N/A	$1,481,781,965.85
2	7.390% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the 'November 2028 Notes')	404280DR7	November 3, 2028	November 3, 2027	$2,250,000,000	N/A	$973,368,000	$973,368,000	N/A	$1,004,593,645.44
3	5.597% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the 'May 2028 Notes')	404280EF2	May 17, 2028	May 17, 2027	$1,850,000,000	$1,000,000,000	$1,462,640,000	$1,000,000,000	66.967081%	$1,009,750,000.00
4	4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028 (the 'March 2028 Notes')	404280BK4	March 13, 2028	March 13, 2027	$2,500,000,000	$1,750,000,000	$1,402,621,000	$1,402,621,000	N/A	$1,401,653,191.51
								Total Consideration		$4,897,778,802.80

(1) After applying the relevant proration factor, all Notes of the applicable series tendered by holders that were entitled to a credit or return of a portion of tendered Notes that was less than the minimum denomination of $200,000 as a result of proration, were accepted without proration.

(2) These amounts do not include Accrued Interest (as defined below).

The Company was advised by the Information Agent (as defined below), that as of the Expiration Time, the aggregate principal amount of each series of Notes specified in the table above was validly tendered and not validly withdrawn. The table above provides the aggregate principal amount of each series of Notes that the Company has accepted in the Offers on the terms and subject to the conditions set forth in the Offer to Purchase. The amount of each series of Notes to be purchased in the Offers was determined in accordance with the Acceptance Priority Levels set forth in the table above, with 1 being the highest and 4 being the lowest Acceptance Priority Level, subject to the Maximum Tender Amount, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes).

The Total Consideration for Notes validly tendered and not validly withdrawn at or prior to the Expiration Time did not exceed the Maximum Tender Amount. Accordingly, all validly tendered Notes (other than with respect to the May 2028 Notes, as described below) have been accepted for purchase, without proration.

However, because the aggregate principal amount of May 2028 Notes validly tendered and not validly withdrawn at or prior to the Expiration Time exceeded the May 2028 Notes Sub-Cap, the Company has accepted the May 2028 Notes for purchase on a prorated basis as described in the Offer to Purchase and using the proration factor specified in the table above.

The Company's obligation to complete an Offer with respect to a particular series of Notes was subject to the terms and conditions described in the Offer to Purchase, including the Maximum Tender Amount, the May 2028 Notes Sub-Cap (in the case of the May 2028 Notes) and the March 2028 Notes Sub-Cap (in the case of the March 2028 Notes).

As previously announced, on August 5, 2026, the Company priced the offering of $2,500,000,000 5.243% Fixed Rate/Floating Rate Senior Unsecured Notes due 2032, $3,250,000,000 5.729% Fixed Rate/Floating Rate Senior Unsecured Notes due 2037 and $1,000,000,000 Floating Rate Senior Unsecured Notes due 2032, thereby satisfying the New Issue Condition with respect to the Offers.

Consequently, payment of the applicable Consideration for all Notes validly tendered and accepted by us pursuant to the Offers will be made on August 17, 2026 (the 'Settlement Date'). In addition to the Consideration, holders whose Notes of a given series are accepted for purchase will also be paid a cash amount equal to the accrued and unpaid interest on such Notes from, and including, the last interest payment date for such Notes to, but not including, the Settlement Date, rounded to the nearest cent (such amount in respect of a series of Notes, 'Accrued Interest'). Accrued Interest will be payable on the Settlement Date. For the avoidance of doubt, interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers. Under no circumstances will any interest be payable to holders because of any delay on the part of Global Bondholder Services Corporation, as depositary, The Depository Trust Company ('DTC') or any other party in the transmission of funds to holders.

All Notes accepted in the Offers will be cancelled and retired, and will no longer remain outstanding obligations of the Company.

The Company retained HSBC Bank plc as Dealer Manager for the Offers (the 'Dealer Manager'). Questions and requests for assistance related to the Offers may be directed to the Dealer Manager at UK: +44 (0)20 7992 6237, US: +1 (212) 525-5552 (Collect) or +1 (888) HSBC-4LM (Toll Free), or by email at liability.management@hsbcib.com.

Global Bondholder Services Corporation is acting as the information agent (the 'Information Agent'). Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to the Information Agent at +1 (855) 654-2014 (toll free) or +1 (212) 430-3774 (banks and brokers). You may also contact your broker, dealer, custodian bank, trust company or other nominee for assistance concerning the Offers.

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This announcement is for informational purposes only and does not constitute an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, or sale will be made in any circumstances in which such offer, solicitation, or acceptance is unlawful.

United Kingdom. This communication and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the 'FSMA'). Accordingly, this communication and such documents and/or materials are not being distributed to the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium. The Offers are not being made, and will not be made or advertised, directly or indirectly, to any individual in Belgium qualifying as a consumer within the meaning of the Belgian Code of Economic Law, as amended (a 'Consumer') and this communication, the Offer to Purchase and any other documents or materials relating to the Offers have not been and may not be distributed, directly or indirectly, in Belgium to Consumers.

Italy. None of the Offers, this communication or any other document or materials relating to the Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ('CONSOB') pursuant to Italian laws and regulations. The Offers were carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the 'Financial Services Act') and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Notes that are located in the Republic of Italy could tender the Notes for purchase in the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and/or the Offers.

Hong Kong. The contents of this communication have not been reviewed by any regulatory authority in Hong Kong. Holders of Notes should exercise caution in relation to the Offers. If a holder of the Notes is in any doubt about any of the contents of this communication, such holder should obtain independent professional advice. The Offers have not been made and will not be made in Hong Kong, by means of any document, other than (i) to 'professional investors' as defined in the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the 'SFO') and any rules made under that ordinance, or (ii) in other circumstances which do not result in the document being a 'prospectus' as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the laws of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance.

Further, no person has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue (in each case whether in Hong Kong or elsewhere), any advertisement, invitation or document relating to the Offers, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Offers and/or the Notes which are or are intended to be made only to persons outside Hong Kong or only to 'professional investors' as defined in the SFO and any rules made thereunder. This communication and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong. The Offers are not intended to be made to the public in Hong Kong and it is not the intention of the Company that the Offers be made to the public in Hong Kong.

Canada. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement. Where the Dealer Manager or any affiliate thereof is a registered dealer or able to rely on an exemption from the requirement to be registered in such jurisdiction, the Offers shall be deemed to be made by the Dealer Manager, or such affiliate, on behalf of the Dealer Manager in that jurisdiction.

France. This communication and any other offering material relating to the Offers may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of Regulation (EU) 2017/1129.

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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'believes,' 'expects,' 'estimate,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'seek,' 'reasonably possible' or 'anticipates' or the negative thereof or similar expressions, or by discussions of strategy. We have based the forward-looking statements on current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under 'Risk Factors' in the Offer to Purchase. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Investor enquiries to:

Greg Case                            +44 (0) 20 7992 3825                         investorrelations@hsbc.com

Media enquiries to:

Press Office                          +44 (0) 20 7991 8096                         pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 13 August 2026